

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 5, 2006

via U.S. Mail
Jacques Mot
Chairman and Chief Executive Officer
New Generation Holdings, Inc.
245 Park Avenue
New York, NY 10167

>**Re:** **New Generation Holdings, Inc.**
>**Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
>**File No. 0-24623**
>**Annual Report on Form 10-KSB for the Fiscal Year Ended December 31, 2005, as amended**
>**File No. 0-24623**
>**Quarterly Report on Form 10-QSB for the Period Ended March 31, 2006 as amended**
>**File No. 0-24623**
>
>**Plastinum Corp.**
>**Amendment No. 1 to Registration Statement on Form 10-SB**
>**File No. 0-52128**

Dear Mr. Mot:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

New Generation Holdings, Inc.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Financial Statements

Note G Contingencies and Commitments, page F-14

1. We note your response to prior comment 33 in which you have disclosed that you have recorded a $77,000 liability associated with the Minerva litigation and which you have assessed as remote. Please explain why you believe a liability should be recorded since you have determined the likelihood is not probable. Cite the authoritative literature supporting your accounting and revise your footnote as appropriate. Refer to paragraph 8 of SFAS 5.

Note I Convertible Note Payable to Related Party, page F-14

2. We note your response to prior comment 35. Please explain in greater detail how you determined and applied the authoritative accounting guidance supporting your conclusions. Please address the following:

    - Provide us with your analysis to support your conclusion that the convertible note was conventional convertible given the terms of its embedded conversion option. Also provide us a copy of the Certificate of Designations Preferences and Rights of your Series A Preferred Shares which was in effect as of December 31, 2005. Refer to paragraph 4 of EITF 00-19 and EITF 05-02.

    - In the event you determine that your convertible debt is not conventional convertible please provide your paragraph by paragraph analysis of paragraphs 12 through 34 of EITF 00-19 indicating your conclusions of whether or not the embedded conversion option qualifies for derivative accounting. In this regard, we note your response indicating that you had insufficient authorized common shares to conclude that net-share settlement was within your control.

    - In view of your representation that your convertible debt is conventional convertible or is otherwise exempt from derivative accounting, please support your conclusion that the beneficial conversion feature is appropriately classified as a liability by providing us with your analysis and citations of the specific authoritative accounting guidance you have applied.

Note J Warrant and Derivative Liability

3.   We note your response to prior comment 36 indicating that you have classified
the value associated with 1.1 million stock options issued to Jacques Mot as a
derivative liability. As previously indicated in our prior comment 36 please refer
to paragraph 11(b) of SFAS 133 which indicates that contracts issued that are
subject to SFAS 123, Share Based Payment are not considered derivative
instruments. As such, it appears you may need to revise your financial statements
or tell us the facts and literature you have applied which requires these options to
be classified as a liability. Additionally, as previously requested, tell us how you
applied SFAS 123 to account for these options.

Form 10-QSB for the Quarterly Period Ended June 30, 2006
General

4.   Please revise your financial statements and disclosures as necessary to comply
with all applicable comments written on Form 10-KSB above.

PLASTINUM CORP.

Form 10-SB Filed February 12, 2006

Financial Statements

Note A Summary of Accounting Policies, F-7

Basis of Presentation

5.   We note your responses to prior comment 64 regarding the expenses that you
attributed to Plastinum from your parent, NGH. Please address the following:

- Explain why the costs that continue to be reported on NGH's historical results
  of operations have not been allocated to Plastinum given that NGH's entire
  business is described as "developing, through our wholly owned subsidiary, a
  proprietary technology designed to process two or more discrete plastic
  polymers." See page F-7. Refer to SAB Topic 1:B.1.

- Expand your accounting policy footnote to disclose your agreement or
  accounting policy with NGH regarding capital contributions. Without
  limitation, clarify whether all expenses were previously agreed to be paid by
  NGH or whether a cap exists limiting the amount of contributions to be
  provided by NGH.

- Address how you considered the promissory note dated December 7, 2005
  which states, "NGP is indebted to NGH in the amount of $3,978,682.18 (the

"NGP Debt")" Please tell us how this amount and any related finance charges were reported in the financial statements of Plastinum.

Note B Capital Stock and Stockholders' Equity, page F-13

6.   We note your response to prior comment 66 indicating that a portion of expense for Mr. Mot's services accrued under the note payable were allocated to Plastinum. Please provide us a detail description of the specific nature of the unallocated services provided by Mr. Mot and quantify that amount. We would expect that your description would provide a clear demonstration of how these services were specifically attributable to NGH, if that remains your view. Additionally, please explain how you considered the accounting associated with the shares of Plastinum issued to Mr. Mot upon exchange of his note payable and upon the spin-off of Plastinum as disclosed in your Form 8-K dated July 12, 2006.

Note C Subsequent Events, page F-25

7.   We note your response to prior comment 67 that indicates services associated with the consulting agreements were not attributable to Plastinum. The nature of the services provided under these agreements and how you concluded that they were unrelated to Plastinum given that NGH's sole operation is disclosed to be the operations of Plastinum continues to be unclear. Accordingly, please provide us a detail description of the nature of the services received under each consulting arrangement and clearly demonstrate why these services are completely unrelated to Plastinum. Confirm whether or not the services of "strategic and alternative financing options" rendered relate to the funding or strategy of Plastinum as specified in the consulting agreements.

Financial Statements for the Quarterly Period Ended June 30, 2006
General

8.   Please revise your financial statements and disclosures as necessary to comply with all applicable comments written on Form 10-SB above.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3740 or Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Tangela Richter
Legal Branch Chief

via facsimile
Alan Ederer, Esq.
(516) 622-9212